SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CLICKER INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

18682T 20 3

(CUSIP Number)

Junior Capital Inc.
Attn:  Albert Aimers
112 North Curry Street
Carson City, Nevada 89703
Tel: 714-328-5170

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2010

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   18682T 20 3

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Junior Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	7	SOLE VOTING POWER 26,666,666
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 26,666,666
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3%
14	TYPE OF REPORTING PERSON* CO

CUSIP No.   18682T 20 3

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Albert Aimers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 26,774,420
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 26,774,420
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,774,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5%
14	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of CLICKER Inc., a Nevada Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 18952 MacArthur Blvd, Suite 210, Irvine, CA 92612.

Item 2. Identity and Background.

This statement is being filed by Junior Capital Inc., a Nevada corporation with a business address of 112 North Curry Street, Carson City, Nevada 89703 (“Junior”) and Albert Aimers, an individual residing in California (“Aimers” and together with Junior, the “Reporting Persons”). Aimers is the Chief Executive Officer and a Director of the Issuer and the majority shareholder and sole officer and director of Junior.  Aimers business address is 18952 MacArthur Blvd, Suite 210, Irvine, CA 92612. Aimers is a citizen of Canada.

During the last five years, Aimers has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 12, 2010, the Issuer issued 26,666,666 shares of its common stock to Junior, of which Aimers is the majority shareholder and sole officer and director, for the retirement of $800,000 in accrued debt and compensation owed by the Issuer to Aimers.

Item 4. Purpose of Transaction.

The purpose of the transaction is to reduce existing liabilities of the Issuer and to allow the Issuer to use its limited financial resources for items other than repayment of related party debt.  Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of July 14, 2010, Junior may be deemed to own 26,666,666 shares or 45.3% of the Issuer’s Common Stock and Aimers may be deemed to own 26,774,420 shares or 45.5% of the Issuer’s Common Stock, including 3,375 shares of common stock issuable upon currently exercisable common stock warrants. All percentages set forth in this Schedule 13D are calculated based on 58,868,502 shares of Common Stock outstanding as of July 14, 2010, as per the records of the transfer agent of the Issuer. Junior has not effectuated any other transactions involving the securities in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Other than the relationship between the Reporting Persons as described above under Item 2 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

1.	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

JUNIOR CAPITAL INC.

July 16, 2010	By:	/s/ ALBERT AIMERS
Name: Albert Aimers
Title: President

/s/ ALBERT AIMERS
Albert Aimers